Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

March 8, 2007

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Secondary Offering of Shares (Summary Translation : Dated March 6, 2007)
- Notice of Secondary Offering of Shares (Summary Translation for public announcement)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dlw 3/12

(Summary Translation)

March 6, 2007

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Secondary Offering Price of Shares

Nintendo Co., Ltd. (the "Company") hereby announces that the secondary offering price of shares, undetermined at the Board of Directors Meeting held on February 23, 2007, has been determined as follows.

(1) Offering price:	30,478 yen (per share)
(2) Aggregate amount of the Offering price:	60,571,977,200 yen
(3) Underwriting price:	29,669.40 yen (per share)
(4) Aggregate amount of the Underwriting price:	58,964,965,560 yen
(5) Offering period:	Wednesday, March 7, 2007 ~ Thursday, March 8, 2007
(6) Delivery date:	Wednesday, March 14, 2007

(Note) The underwriters shall underwrite all the shares to be offered at the underwriting price and offer them at the offering price in a public offering in Japan.

[Reference]
Offering price calculation:

Determination date:	Tuesday, March 6, 2007
Closing Price on the Osaka Securities Exchange:	31,100 yen
Discount rate:	2.0 %

[Notice]
This news release regarding the offering of the Company's shares has been prepared and distributed to the media for public announcement purposes only and is not intended as a solicitation or promotion of investment in the Company's shares. The Company requests that when making investments, investors read the Prospectus in Japanese which the Company has prepared regarding the offering and Corrections to the Prospectus (if any) and only then make investment decisions based on their own judgment.

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Secondary Offering Price of Shares

Regarding secondary offering of shares resolved at the Board of Directors Meeting held on February 23, 2007, Nintendo Co., Ltd. (the "Company") hereby announces that the secondary offering price of shares has been determined on March 6, 2007 as follows.

Offering price:	30,478 yen (per share)
Underwriting price:	29,669.40 yen (per share)
Underwriters' proceeds:	808.60 yen (per share)
Aggregate amount of the Offering price:	60,571,977,200 yen

END